

Invest in under **3 minutes** - it's quick and easy

Acquire a **real stake** in his MLB earnings

Receive payouts twice a year starting in **2025**

Secure investment, fully **SEC-compliant**

NEW

Invest in Emmanuel Clase's Career

Want to be part of an All-Star's journey? For just $12 per share, you'll get the chance to earn dividends based on his MLB salary starting in 2025, all while supporting his success on the field. Join the new era of sports investment.

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Form C • Offering Circular • Investor Education

$12	$396	300,000	$3,600,000
Share Price	Min. Investment	Total Shares	Maximum Raise

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Perks

- ⊘ Digital Clase stock certificate
- ⊘ Finlete merchandise bundle
- ⊘ Signed Clase baseball card
- ⊘ Signed Clase baseball
- ⊘ Finlete MLB trip package

How Finlete **Works**

Together we are ushering in a new era for athletes & fans

01 | Invest

02 | Join his journey

03 | Share in his success






Receive payouts twice per year from his MLB earnings starting in 2025.



GET TO KNOW

Emmanuel Clase



Saves	ERA	WHIP
43	0.68	0.67

Team:	**Cleveland Guardians**
Position:	**Relief Pitcher**
Height/Weight:	**6' 2, 206 lbs**
Birthdate:	**3/18/1998 (26)**
Birthplace:	**Rio San Juan, DR**

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HOW IT WORKS

SEASON	TEAM	W	L	ERA	G	SV	SVO	IP	WHIP
2019	TEX	2	3	2.31	2.1	1	1	23.1	1.11
2021	CLE	4	5	1.29	71	24	22	69.2	0.96
2022	CLE	3	4	1.36	1.7	42	46	72.2	0.73
2023	CLE	3	3	3.22	75	44	56	72.2	1.16
2024	CLE	4	2	0.68	66	43	46	66.1	0.67

Source: MLB.com


FINLETE

2024 MLB Leaders

SAVES → ERA WHIP

SAVES	SV
1 Ryan Helsley STL	44
2 Emmanuel Clase CLE	44
3 Kyle Finnegan WSN	36
4 Robert Suarez SDP	32
5 Raisel Iglesias ATL	31

SAVES

A "Save" is credited to a pitcher who finishes a game for the winning team under certain circumstances. A save can be earned by entering a game in which the team is leading by three (3) or fewer runs and finishing the game by pitching at least one (1) inning without losing the lead; entering the game with the tying run in the on-deck circle, at the plate or on the bases and finishing the game; or by pitching at least three (3) innings in relief and finishing the game regardless of how many runs the team was winning by when entering the game.

Career Highlights

2021 SEASON → | 2022 SEASON | 2023 SEASON | 2024 SEASON

2021 / ON THE RISE

After converting all six save opportunities in August and holding opposing hitters to a .095 batting average, Clase was named AL Reliever of the Month. In 2021, he had a 1.29 ERA in 69.2 innings while compiling 24 saves in 29 opportunities. He finished fifth in AL Rookie of the Year voting.



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Why People Love Finlete

We are not satisfied unless our athletes and fan-investors are happy.

> As a baseball fan, investing in a player's future was something I couldn't resist. What a fun way to connect with the game.

MF Matt F.

> Finlete has completely changed the way I think about interacting with and supporting athletes. I love feeling invested in players with so much potential.

EM Edward M.

> Having the option to support exciting prospects has made baseball so much more fun. If they make it I'll feel like I'm on the field with them!

SB Sean B.

> I bought shares because I believe in his talent and want to see him succeed.

NA Nathaniel A.

> One of the coolest investments I've ever been a part of. I love baseball and I love stocks and Finlete combines the two.

MR Matt R.

> It's rare to find an investment with such a personal touch. I get to help make athletes' dreams come true.

SP Sophie P.

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Form C

Offering Circular

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Regulation CF

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Copyright 2024 © Finlete Funding, Inc

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

In order to receive perks from an investment, one must submit a single investment that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Perks are expected to be issued upon the completion of the Offering. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA'sBrokerCheck. DealMakerSecurities LLC does not make investment recommendations.DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMakerSecurities LLC conducts Anti-Money Laundering, Identity, and Bad ActorDisqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMakerSecurities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.